CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

November 2, 2006

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	AK Steel Holding Corporation

Form 10-K for Fiscal Year ended December 31, 2005

Form 10-Q for the Fiscal Quarters Ended March 31, 2006 and June 30, 2006

File No. 1-13696

Dear Mr. Decker:

This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in a letter from you to Mr. Albert E. Ferrara, Jr. dated October 16, 2006 related to the Form 10-K for the fiscal year ended December 31, 2005 and the Form 10-Q for the fiscal quarters ended March 31, 2006 and June 30, 2006 filed by AK Steel Holding Corporation (“AK Steel”). The responses set forth below are keyed to the identified sections and numbered paragraphs of your letter.

Please note that as of the date hereof we have submitted a Freedom of Information Act confidential treatment request with respect to certain confidential information set forth in our response, pursuant to Rule 83 (17 C.F.R. 200.83) of the Rules of Practice of the SEC and, as a result, we have redacted such information from the response that we filed electronically on the EDGAR system. We have submitted a complete and unredacted version of our response to the SEC in paper form.

We acknowledge that AK Steel is responsible for the adequacy and accuracy of the disclosure in our filings and that staff comments, or changes to disclosure in response to staff comments, do not foreclose the SEC from taking any action with respect to the filings reviewed by the Staff. Furthermore, we acknowledge that AK Steel may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

11-02-2006-001

CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

November 2, 2006

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Please feel free to call me at (513) 425-2690 if you require any further information with respect to these matters.

Thank you.

Very truly yours,

/s/ David C. Horn
David C. Horn

11-02-2006-002

CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

Form 10-K for the year ended December 31, 2005

General

1.        Comment: Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

            Response: Additional disclosures are requested in Comment Nos. 2 and 4 below. Although AK Steel believes that its prior disclosures which are the subject of those comments were adequate and appropriate, AK Steel provided additional disclosures in response to such comments in its recently filed Form 10-Q for the quarter ending September 30, 2006. Excerpts from that Form 10-Q containing the additional disclosures are set forth in this letter. AK Steel also intends to comply with this comment in its future filings, including interim filings where applicable.

Environmental Contingencies, page 69

2.        Comment: You disclose that the ultimate costs of environmental proceedings may be higher than those currently recorded on your financial statements. Except to the limited extent noted below with respect to the claims in the Federal Action, you believe that the ultimate disposition of the proceedings will not have, individually or in the aggregate, a material adverse effect on your financial condition, results of operations or cash flow. We remind you that a statement that that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of the additional loss would be material. For each environmental as well as in the aggregate, please either disclose the estimated additional loss or range of loss that is reasonably possible, or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5 as well as Question 2 of SAB Topic 5:Y. For example, for the acid leak at your Coshocton plant, you believe that you will reach a settlement in this matter that will not have a material impact; you should also either disclose the estimated additional loss or range of loss that is responsibly possible, or state that such an estimate cannot be made. Please also provide the additional disclosures call for by SAB Topic 5:Y, which include the time frame over which the accrued or presently unrecognized amounts may be paid out as well as significant assumptions underlying your estimated accruals.

            Response: Although AK Steel believes that its prior disclosures which are the subject of this comment were adequate and appropriate, AK Steel has noted your references to paragraphs 9 and 10 of SFAS 5 and Question 2 of SAB Topic 5:Y and has provided additional disclosures in response to such references in its recently filed Form 10-Q for the quarter ending September 30, 2006. Excerpts from that Form 10-Q containing the additional disclosures are set forth immediately below. Brackets have been used in this letter to help identify the principal language which was added or modified in response to this Comment.

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CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

Excerpts from Form 10-Q:

9. Environmental and Legal Contingencies

Environmental Contingencies: AK Steel and its predecessors have been conducting steel manufacturing and related operations for more than 106 years. Although their operating practices are believed to have been consistent with prevailing industry standards during this time, hazardous materials may have been released in the past at one or more operating sites, including sites that are no longer owned by AK Steel. Potential remediation expenditures have been estimated for those sites where future remediation efforts are probable based on identified conditions, regulatory requirements or contractual obligations arising from the sale of a business or facility. At September 30, 2006, the Company had recorded $12.1 in current accrued liabilities and $38.1 in non-current other liabilities on its consolidated balance sheets for estimated probable costs relating to environmental matters. [In general, the material components of these accruals include the costs associated with investigations, delineations, risk assessments, remedial work, governmental response and oversight costs, site monitoring, and preparation of reports to the appropriate environmental agencies. The ultimate costs to AK Steel with respect to each site cannot be predicted with certainty because of the evolving nature of the investigation and remediation process. Rather, to develop the estimates of the probable costs, AK Steel must make certain assumptions. The most significant of these assumptions relate to the nature and scope of the work which will be necessary to investigate and remediate a particular site and the cost of that work. Other significant assumptions include the cleanup technology which will be used, whether and to what extent any other parties will participate in paying the investigation and remediation costs, reimbursement of governmental agency past response and future oversight costs, and the reaction of the governing environmental agencies to the proposed work plans submitted by AK Steel. Costs of future expenditures are not discounted to their present value. The Company does not believe that there is a reasonable possibility that a loss or losses exceeding the amounts accrued will be incurred in connection with the environmental matters discussed below that would, either individually or in the aggregate, have a material adverse effect on the Company’s consolidated financial condition, results of operations or cash flows. However, since amounts recognized in the financial statements in accordance with accounting principles generally accepted in the United States exclude costs that are not probable or that may not be currently estimable, the ultimate costs of these environmental proceedings may be higher than those currently recorded in the Company’s consolidated financial statements.]

*         *         *

Under authority conferred by the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the EPA and state environmental authorities have conducted site investigations at certain of AK Steel’s facilities and other third-party facilities, portions of which previously may have been used

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CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

for disposal of materials that are currently subject to regulation. The results of these investigations are still pending, and AK Steel could be directed to expend funds for remedial activities at the former disposal areas. Because of the uncertain status of these investigations, however, management cannot predict whether or when such expenditures might be required, their magnitude [or the timeframe during which these potential costs would be incurred.]

As previously reported, on July 27, 2001, AK Steel received a Special Notice Letter from the EPA requesting that AK Steel agree to conduct a Remedial Investigation/Feasibility Study (“RI/FS”) and enter into an administrative order on consent pursuant to Section 122 of CERCLA regarding the former Hamilton Plant located in New Miami, OH. The Hamilton Plant is no longer an operating steel mill, having ceased operations in 1990, and all of its former structures have been demolished and removed. Although the Company did not believe that a site-wide RI/FS was necessary or appropriate, in April 2002, AK Steel entered into a mutually agreed-upon administrative order on consent to perform such an investigation and study of the Hamilton Plant site. AK Steel currently has accrued $0.35 for the remaining cost of the study at the Hamilton Plant. The study is underway and is projected to be completed this year. [Until the site-wide RI/FS is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.]

On October 9, 2002, AK Steel received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of several areas of the Zanesville Works that allegedly could be sources of contamination. A site investigation began in early 2003 and is continuing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation. AK Steel currently has accrued $0.5 for the projected cost of the study at Zanesville Works. [Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.]

On September 30, 1998, AK Steel received an order from the EPA under Section 3013 of RCRA requiring it to develop a plan for investigation of eight areas of the Mansfield (OH) Works that allegedly could be sources of contamination. A site investigation began in November 2000 and is continuing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation. AK Steel currently has accrued $2.1 for the projected cost of the study at the Mansfield Works. [Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.]

11-02-2006-005

CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

On November 26, 2004, Ohio EPA issued a Notice of Violation for alleged waste violations associated with an acid leak at AK Steel’s Coshocton Plant. The Company is investigating this claim and is working with Ohio EPA to attempt to resolve it. AK Steel believes it will reach a settlement in this matter that will not have a material financial impact on AK Steel, [but cannot be certain that that will occur and, if it does occur, cannot reliably estimate at this time how long it will take to reach such a settlement or what its terms might be.] AK Steel will vigorously contest any claims which cannot be resolved through settlement discussions. [Until either it has reached a settlement with Ohio EPA or the claims which are the subject of the Notice of Violation otherwise are resolved, AK Steel cannot reliably estimate the costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.]

Form 10-Q for the period ended June 30, 2006

General

3.        Comment: Please address the comments above in your interim filings as well.

            Response: See response to Comment No. 1.

4.        Comment: You indicate that on June 29, 2000, the United States filed a complaint on behalf of the EPA against you for alleged violations of the Clean Air Act, Clean Water Act and the RCRA at the Middletown Works. You also indicate that you anticipate that the cost of this project will exceed $13.0 million. It is not clear whether you have accrued this or any amount; please clarify your disclosure. If it is reasonably possible that an additional loss may have been incurred in excess of amounts accrued for this matter, please also disclose your estimate of the additional possible loss or range of loss or state that such an estimate cannot be made. Please refer to paragraphs 9 and 10 of SFAS 5.

            Response: Although AK Steel believes that its prior disclosures which are the subject of this comment were adequate and appropriate, AK Steel has noted your references to paragraphs 9 and 10 of SFAS 5 and has provided additional disclosures in response to such references in its recently filed Form 10-Q for the quarter ending September 30, 2006. Excerpts from that Form 10-Q containing the additional disclosures are set forth below. Brackets have been used in this letter to help identify the principal language which was added or modified in response to this Comment.

            Excerpt from Form 10-Q:

As previously reported, on June 29, 2000, the United States filed a complaint on behalf of the EPA against AK Steel in the U.S. District Court for the Southern District of Ohio (the “Court”), Case No. C-1-00530, for alleged violations of the Clean Air Act, the Clean Water Act and the RCRA at the Middletown Works. Subsequently, the State of Ohio, the Sierra Club and the National Resources

11-02-2006-006

CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

Defense Council intervened. On April 3, 2006, a proposed Consent Decree in Partial Resolution of Pending Claims (the “Consent Decree”), executed by all parties, was lodged with the Court. After a 30-day notice period, the Consent Decree was entered by the Court on May 15, 2006. Under the Consent Decree, the Company will implement certain RCRA corrective action interim measures to address polychlorinated biphenyls (“PCBs”) in sediments and soils relating to Dicks Creek and certain other specified surface waters, adjacent floodplain areas, and other previously identified geographic areas. The Company also will undertake a comprehensive RCRA facility investigation at its Middletown Works and, as appropriate, complete a corrective measures study. Under the Consent Decree, the Company paid a civil penalty of $0.46 and will perform a supplemental environmental project that will remove ozone-depleting refrigerants from certain equipment at a cost of not less than $0.75. The Company anticipates that the cost of the remaining work required under the Consent Decree will be approximately $13.5, [consisting of approximately $3.1 in capital investments and $10.4 in expenses. The Company has accrued the $10.4 for anticipated expenses associated with this project. The Company does not believe that there is a reasonable possibility that the actual cost of the work required under the Consent Decree will materially exceed the amount accrued and cannot reliably estimate at this time the timeframe during which the accrued or potential additional costs would be incurred.]

5.        Comment: In regards to the John D. West matter, you indicate that the Court entered into a final judgment in the approximate amount of $37.6 million in damages and $8.6 in prejudgment interest, for a total of approximately $46.2 million. Subsequently, the Court entered an amended final judgment which had the effect of reducing the prejudgment interest by approximately $1.3 million. While the matter is being contested, you are not accruing any potential liability. Please help us understand how you determined you do not have a probable loss for which amounts need to be accrued pursuant to SFAS 5.

            Response (including confidential information): Under SFAS 5, a contingent liability is recorded only if a loss both is probable (i.e., the confirming event is likely to occur) and can be reasonably estimated. In the case of the West litigation, the confirming event would be a decision on appeal upholding the trial court decision. AK Steel does not believe that it is likely that the trial court decision will be upheld. Therefore, a loss in connection with that litigation is not “probable” within the purview of SFAS 5. Further, even if the trial court decision were to be upheld, AK Steel does not believe that the amount of the loss that would result can be “reasonably estimated” at this time within the purview of SFAS 5. Each of these reasons independently supports the decision by AK Steel not to accrue for a loss relating to the West litigation. AK Steel will address them in more detail below.

            The loss is not probable.

            AK Steel does not believe that it is likely that the trial court decision in the West case will be upheld by the Sixth Circuit Court of Appeals for the following reasons.

11-02-2006-007

CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

First, AK Steel’s counsel is of the opinion that the trial court decided the basic legal issue in the case incorrectly. The fundamental issue in the West litigation is whether the members of the plaintiff class were entitled to have AK Steel use a so-called “whipsaw” calculation in connection with the determination of their lump sum distributions from their pension cash balance accounts. Under a whipsaw calculation, a participant’s actual account cash balance is projected forward into an annuity using an interest rate and mortality rate specified in the applicable pension plan and the resulting annuity is then discounted back to its present value using a different statutory interest rate and mortality rate. The difference in rates can result in a theoretical cash balance which exceeds the actual cash balance in a participant’s account. The plaintiffs claim that this theoretical and higher “whipsawed” cash balance should have been distributed to the plaintiff class members rather than the actual cash balance in their accounts. The defendants believe that distribution of more than the actual amount in a plan participant’s account balance was not required legally and would have been an inappropriate windfall to the plaintiff class members and a potential detriment to other plan participants. The trial court agreed with the plaintiffs and held that the plaintiff class members should have received a distribution in an amount equal to their theoretical, whipsawed account balances. AK Steel believes that decision is legally incorrect.

Second, the trial court’s decision in the West litigation is contrary to another decision by the Sixth Circuit Court of Appeals (the court to which the West case is being appealed) and which should require the reversal of the West trial court’s decision. That decision was Crosby v. Bowater, Inc. Retirement Plan, 382 F. 3d 587 (6th Cir. 2004). In that decision, the Sixth Circuit held that a particular section of ERISA does not authorize lawsuits for monetary damages to redress statutory violations of ERISA. AK Steel has argued that, because the plaintiffs in the West litigation are seeking a monetary award under this particular section of ERISA, the trial court decision violates the holding of Crosby. This is an important argument in two respects. First, AK Steel believes that the Sixth Circuit likely will follow its own precedent and reverse the trial court decision in the West litigation on that basis as well. Second, this issue distinguishes the West litigation from judicial decisions in other jurisdictions relied upon by the plaintiffs for their position on the whipsaw issue.

Third, AK Steel’s belief that the trial court decision will be reversed has been buttressed by legislative developments subsequent to the trial court’s decision. Recently, Congress enacted the Pension Protection Act of 2006. That legislation was pending at the time AK Steel filed its 2005 Form 10-K and 2006 first and second quarter Form 10-Qs and was a factor in AK Steel’s evaluation of whether to accrue for a contingent loss in connection with the West litigation. It now has been signed into law and its impact on the pending West litigation appeal has been briefed in the court of appeals. That legislation prospectively prohibits the use of a whipsaw calculation in connection with cash balance plan distributions. That is significant to the outcome of the pending appeal in the West litigation in two important respects. First, the fact that Congress elected to expressly reject the future use of a whipsaw calculation implicitly supports the position of AK Steel that the trial court erred in concluding that such a calculation was appropriate. Second, there is a strong argument that, regardless of whether the use of a whipsaw calculation was ever appropriate, the additional distributions ordered by the trial court now are barred by the express prohibition in the Pension Protection Act of 2006 of distributions after its effective date which are based upon a whipsaw calculation. (The distributions ordered by the trial court in the West litigation still have not been made because of the pendency of the appeal.

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CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

They thus would be made, if at all, after the effective date of the Pension Protection Act of 2006.)

It is possible, of course, that the trial court decision will be upheld, either in part or in its entirety. That is why AK Steel continues to make footnote disclosure of the matter and why it expressly stated in its disclosure that (1) it is not accruing for a contingent loss in the West litigation, and (2) in the event that the defendants do not prevail in their appeal, the payment of any damages ultimately ordered may have an immediate negative impact on the Company’s consolidated financial position, results of operations and cash flow. As explained above, however, it is the view of AK Steel that such a result, although “reasonably possible,” is not “probable” within the purview of SFAS 5.

The loss is not reasonably estimable.

The second reason why AK Steel is not accruing for a contingent loss in the West litigation is that AK Steel believes the amount of that loss is not reasonably estimable at this time. There are three principal reasons for this belief.

First, there remains a significant issue in the case relating to how damages would be calculated in the event a whipsaw distribution is ordered that will be addressed on appeal. Because of this damage calculation issue, it is not possible at this time to reasonably estimate the amount of any contingent loss associated with the West litigation. The amount of any damages ultimately payable could vary widely dependent on the outcome of the appeal.

[***PARAGRAPH REDACTED***]

Third, the defendants in the West litigation are the AK Steel Corporation Benefit Plans Retirement Accumulation Pension Plan (the “AK RAPP”) and the AK Steel Corporation Benefit Plans Administrative Committee (the “AK BPAC”). AK Steel Holding Corporation is not itself a defendant. To the extent, if at all, that there is a final judgment which requires payment to the plaintiff class members, the funding of that payment would come from the company’s Master Pension Trust. While that would impact the company’s pension obligation and contributions to the Master Pension Trust, the amount of the pension liability and contributions would also be impacted by other factors (e.g., future investment performance of the funds in the Master

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CONFIDENTIAL TREATMENT REQUESTED BY

AK STEEL HOLDING CORPORATION

Pension Trust, actuarial data relating to plan participants, and the benchmark interest rate used to discount future benefits to their present value.) Thus, it would be difficult to reliably estimate the amount of any additional contributions, if any, that would be caused by an adverse final judgment in the West litigation.

In summary, AK Steel believes that it had persuasive arguments before the trial court and that the enactment of the Pension Reform Act of 2006 subsequent to the trial court’s decision has made those arguments even stronger in the court of appeals. It therefore is quite possible that there will be no loss at all relating to this matter. At a minimum, AK Steel cannot say at this time that it is probable that a loss will occur. Further, even assuming solely for purposes of argument that there would be a loss, AK Steel has no reasonable basis at this time upon which to estimate the amount of such loss.

11-02-2006-010